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                                                                    EXHIBIT 99.1
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Paul A. Rosinack                                  Michael K. Green
President and CEO                                 Sr. Vice President and CFO
858-451-3771 x1401                                858-451-3771 x1407
paul@synbiotics.com                               mikeg@synbiotics.com
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                        SYNBIOTICS NAMES NEW MANAGEMENT

SAN DIEGO, CA., April 2, 2001... Synbiotics Corporation (Nasdaq:SBIO) announced today that it has named Paul A. Rosinack President and CEO and a member of the Board of Directors. Mr. Rosinack joined Synbiotics as Vice President and General Manager in October 1996, when Synbiotics acquired the assets of International Canine Genetics, of which he was President and CEO and a Director. He was appointed President of Synbiotics' core animal health business in January of 2000. Kenneth M. Cohen, President and CEO and Director of Synbiotics since May 1996, resigned his position to pursue other opportunities. He will continue to consult with the Company.

Synbiotics has also named Rigdon Currie to the position of Chairman of the Board of Directors, replacing Donald Phillips, who will remain a Director. Mr. Currie, a Director of the Company since January 2000, is a private investor and serves as a Director on the Boards of DISC, Inc., W3COMMERCE and other private companies.

According to Mr. Currie, "Working closely with Don as Chairman, Ken Cohen has led Synbiotics through three-fold growth and international expansion. We thank Ken for his tireless efforts on behalf of the Company and wish him future success. With our focus on the core business, Paul Rosinack, who directed the Animal Health business through its restructuring in the second half of 2000, is the ideal person to complete the successful turnaround of the Company."

Mr. Rosinack added, "While nearly tripling our diagnostic sales, we've built a platform and assembled a team that can develop, manufacture and sell our broad line of superb products throughout the world. With the right financial or strategic partner, we have an excellent opportunity to profitably grow our business and I remain optimistic for a successful future."

Synbiotics Corporation is a leading developer, manufacturer and marketer of veterinary diagnostics, instrumentation and related products.

With the exception of historical matters, the issues discussed in this press release are forward-looking statements that are subject to the risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the need for further financing, the effects of uncertainty on our business while we explore strategic alternatives for enhancing shareholder value, the possibility that Synbiotics Animal Health could not be sold at a favorable price and terms, competition from larger companies, reliance on third-party manufacturers and distributors, possible technology improvements by others, the ability to assimilate acquired businesses, the seasonality of major portions of the Company's business and other risks set forth in Synbiotics Corporation's filings with the Securities and Exchange Commission, particularly Form 10-K filed for the year ended December 31, 2000. These forward-looking statements represent Synbiotics Corporation's judgment as of the date of the release. Synbiotics Corporation disclaims, however, any intent or obligation to update these forward-looking statements.

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